UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of August 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Veolia Environnement – Operating and Financial Review as of June 30, 2013

Operating and Financial Review Condensed Consolidated Financial Statements For the half-year ended June 30, 2013

1 MAJOR EVENTS IN THE FIRST HALF OF 2013

2

Preface

2

1.1 General context

2

1.2 New contracts and main acquisitions

3

1.3 Financing transactions

4

1.4 Other significant events

4

2 ACCOUNTING AND FINANCIAL INFORMATION

5

2.1 Definitions and accounting context

5

2.2 Key figures

5

2.3 Revenue

6

2.3.1 Overview

6

2.3.2 Revenue by segment

6

2.3.3 Revenue by geographical area

8

2.4 Other income statement items

9

2.4.1 Selling, general and administrative expenses

9

2.4.2 Reconciliation of Operating income and Operating income after share of net income (loss)
of equity-accounted entities with Adjusted operating income and analysis

9

2.4.3 Reconciliation of operating income with adjusted operating cash flow and analysis

11

2.4.4 Net finance costs

15

2.4.5 Income tax expense

15

2.4.6 Net income (loss) from discontinued operations

15

2.4.7 Net income (loss) attributable to non-controlling interests

16

2.4.8 Net income (loss) attributable to owners of the Company

16

3. FINANCING

18

3.1 Operating cash flow before changes in working capital

19

3.2 Working capital

19

3.3 Net investment flows

20

3.4 Free Cash Flow

20

3.5 External financing

21

3.5.1 Net financial debt and adjusted net financial debt

21

3.5.2 Liquidity position

21

3.5.3 Bank covenants

22

3.5.4 Financing rate

22

4. FORWARD-LOOKING INFORMATION AND OBJECTIVES

22

4.1 Major events since July 1, 2013

22

4.2 Objectives

23

5. RISK FACTORS

23

6. APPENDICES TO THE OPERATING AND FINANCIAL REVIEW

24

6.1 Reconciliation of previously published and re-presented data for the half-year ended
June 30, 2012

24

6.2 Accounting definitions

24

1/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

Results of Operations for the half-year ended June 30, 2013

1 Major events in the first half of 2013

Preface

The 2013 interim closure is marked by the early adoption of IFRS 10, 11 and 12 with effect from January 1, 2013. The adoption of these standards had a significant impact on the presentation of the Consolidated financial statements, resulting in the end of the proportionate consolidation method in favor of the equity accounting of joint ventures. The Group therefore re-presented the accounts for the half-year ended June 30, 2012 accordingly (see Sections 2.1 and 6.1). The full impact of the first-time application of IFRS 10, 11 and 12 is presented in Note 1.1.3 to the Condensed consolidated financial statements for the half-year ended June 30, 2013.

1.1 General context

After a difficult start to the year, operating performance was resilient, though contrasted in the first half of 2013, despite lower activity levels in Europe.

The Group accelerated the implementation of its strategy through a transformation and cost reduction plan and a vast program to optimize its asset portfolio.

•

Transformation and cost reduction plan

On July 8, 2013, as part of the transformation of Veolia Environnement, the new organizational structure of the Group was announced, continuing the strategy implemented for the last two years to establish Veolia Environnement as "The Industry Standard for Environmental Solutions" due to its expertise in major environmental issues in the Water, Environmental Services and Energy Services sectors.

This new organization is based on two major advances: a country-based organization for Water and Environmental Services placed under the authority of a single director per country and the creation of two new functional departments: one dedicated to Innovation and Markets, the other to Technology and Performance.

With the exception of globally integrated French activities and Dalkia, business operations will now be brought together within each country, with country directors in charge of both the Water and Environmental Services businesses. The integrated and direct Group management, under the operational authority of the Chief Operating Officer, will be organized around nine regions regrouping several countries, representing the first level of resource allocation.

A specific entity will group together businesses with global specialties and primarily global markets.

Dalkia, a joint subsidiary of Veolia Environnement and EDF, will retain its current organization for now, but will eventually be included in the new organizational structure.

The Veolia Environnement Executive Committee, chaired by Antoine Frérot, also changed to better represent this new regional-based organization and now comprises eleven members:

•

Laurent Auguste, Director, Innovation and Markets;

•

François Bertreau, Chief Operating Officer;

•

Estelle Brachlianoff, Director, Northern Europe;

•

Régis Calmels, Director, Asia;

•

Philippe Guitard, Director, Central and Eastern Europe;

•

Jean-Michel Herrewyn, Director, Global Enterprises;

•

Franck Lacroix, CEO of Dalkia;

•

Jean-Marie Lambert, Director, Human Resources;

•

Helman Le Pas de Sécheval, General Counsel;

•

Pierre-François Riolacci, Chief Finance Officer.

The announcement of the reorganization of the Group’s management structure does not change the terms of performance monitoring nor resource allocation in progress for the year and therefore does not have an impact on segment reporting in 2013, and in particular in the Condensed consolidated financial statements for the half-year ended June 30, 2013.

Over and above the annual Efficiency plan, the 2015 net cost reduction objective (Convergence Plan) was increased in May 2013 to €750 million from the prior €470 million target compared to 2011. This €280 million increase breaks down as follows: €70 million in respect of increased mutualization and IT efforts, €100 million in respect of purchasing and €110 million associated with transversal efficiency projects in the businesses and headquarters.

2/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

The Group cost reduction plan (Convergence) generated €74 million in additional net savings in the half-year ended June 30, 2013 recorded in operating income (before application of IFRS 10 and 11), out of an objective for fiscal year 2013 of €170 million, net of implementation costs. The contribution, excluding joint ventures, after implementation of IFRS 10, 11 and 12 was €55 million for the half-year ended June 30, 2013.

In March 2013, in the Water division, as part of the transformation project, a proposed comprehensive employment agreement for France was presented to employee representative bodies in order to initiate negotiations regarding employee adaptation processes.  This agreement covers 1,500 positions in operations and encompasses several issues including internal and external mobility (including a voluntary departure plan), training, support and transformation.  No information has yet been communicated to employee representative bodies and therefore no provision has been set up.

•

Asset portfolio optimization policy

The Group continued to implement its strategy with in particular:

-

the divestiture of Eolfi’s European activities on February 28, 2013, following the signature of a memorandum of understanding with Asah on January 21, 2013, for a share value of €23.5 million; and

-

the divestiture of the Veolia Water subsidiary in Portugal (Compagnie Générale des Eaux du Portugal – Consultadoria e Engenharia) on June 21, 2013, to Beijing Enterprises Water Group,  for an enterprise value of approximately €91 million; and

-

the initial public offering on the Oman stock exchange of 35% of the shares of Sharqiyah Desalinisation Company on June 29, 2013. Following listing, this entity is equity accounted as of June 30, 2013. The impact on Group net financial debt is -€88,9 million.

Overall, financial (in enterprise value) and industrial divestitures totaled €292 million in the half-year ended June 30, 2013.

In addition, further divestment transactions are expected to be completed before December 31, 2013. These activities are classified in discontinued operations as of June 30, 2013:

-

on March 7, 2013, an agreement was signed with the British investment fund Actis for the sale of water, wastewater and electricity concession activities in Morocco;

-

on May 9, 2013, an agreement was signed by Veolia ES Special Services and Harkand Global Holdings Limited (US fund) for the sale of Marine Services;

-

during the second quarter of 2013, negotiations with the Land of Berlin were initiated to determine the terms of the Group’s full withdrawal in Berlin water contract.

Furthermore, together with its co-shareholder, the Caisse des dépôts et consignations, Veolia Environnement continues to prepare its withdrawal from Transdev: by tailoring of its industrial strategy, transferring of SNCM to Veolia Environnement, targeting the balance sheet structure and refinancing strategy. As part of negotiations on changes to Transdev’s share ownership structure, at the beginning of July 2013, Veolia Environnement and Caisse des dépôts et consignations announced, the extension of their October 22, 2012 agreement until October 31, 2013. Progress with the Group's withdrawal from the Transportation business is reflected as of June 30, 2013 by the retention of Transdev activities (excluding SNCM) in discontinued operations. The reference value of the joint venture remains unchanged from December 31, 2012, at €400 million for 100%.

1.2 New contracts and main acquisitions

•

New contracts

The Group has enjoyed a number of commercial successes since January 1, 2013 including:

-

On January 31, 2013, the city of Rialto and its concession company Rialto Water Services (RWS) awarded Veolia Water North America, a Veolia Water subsidiary, a contract to manage the city's water and wastewater systems. This 30-year contract will generate estimated cumulative revenue of €300 million.

-

Veolia ES Singapore, a subsidiary of Veolia Environmental Services, was awarded a contract for the collection and management of municipal waste and recycling in the Clementi Bukit Merah district of Singapore. This 7½-year contract will generate estimated cumulative revenue of SGD 220 million (approximately €135 million at June 30, 2013 exchange rates).

-

On April 15, 2013, QGC, a wholly-owned subsidiary of BG Group, awarded Veolia Water a 20-year contract to manage the three water treatment plants at its coal gas production sites in the Surat Basin, in Queensland, eastern Australia. This contract will generate estimated cumulative revenue of €650 million and includes a 5-year extension option on expiry.

3/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

-

On April 29, 2013, Dalkia announced the renewal of its management contract for heat generation and distribution installations in Bratislava's Petržalka district. This new 20-year contract will generate estimated cumulative revenue of €1.1 billion over the period 2019-2039.

-

On May 15, 2013, Veolia Water won a €130 million contract to build three units for the treatment of raw water and wastewater for the Chilean pulp and paper producer, CMPC.

-

On May 31, 2013, Thames Water, the UK's largest water and wastewater services company, selected a consortium comprising Veolia Eau, Costain and Atkins to deliver a major tranche of its program of essential upgrades to water and wastewater networks and treatment facilities across London and the Thames Valley. The amount of work for Veolia Water could be worth as much as £450 million (€530 million) for the period 2015 to 2020.

-

On July 2, 2013, Marafiq awarded Veolia Water a contract to design, build and operate the largest ultrafiltration and reverse osmosis desalination plant in Saudi Arabia. This contract will generate USD 310 million (€232 million) in revenue for the plant's design and construction and USD 92 million (€69 million) in revenue for its operation over 10 years, with an option to extend the contract for a further 20 years.

•

Acquisitions

The Group did not complete any major acquisitions during the first half of 2013.

On June 7, 2013, the Group signed an agreement with Fomento de construcciones y Contratas (FCC) to acquire FCC’s 50% stake in Proactiva Medio Ambiente. The transaction would amount to €150 million and will provide the Group with 100% of the share capital of Proactiva.

This acquisition remains subject to the customary conditions applicable to this type of transaction: the Condensed consolidated financial statements for the half-year ended June 30, 2013 indicated an off-balance sheet liability of €150 million. Completion of the transaction is scheduled for the end of 2013.

1.3 Financing transactions

Subordinated perpetual hybrid debt issue in euros and pound sterling

At the beginning of January 2013, Veolia Environnement issued deeply subordinated perpetual debt denominated in euros and pound sterling (€1 billion at 4.5% yield and GBP 400 million at 4.875% yield). This transaction enabled the Group to reinforce its financial structure in conjunction with its transformation, while strengthening its credit ratios. This issuance is treated as equity in the Group’s consolidated IFRS accounts.

Financing of Dalkia’s international operations

On February 15, 2013, an agreement on the financing of the subsidiary, Dalkia International, was signed by Dalkia, Veolia Environnement, EDF and Dalkia International. This agreement entered into effect on February 27, 2013 and provided for the issuance of €600 million in deeply-subordinated bonds by Dalkia International, to which its shareholders subscribed in proportion to their direct interest in the capital i.e. €144 million for EDF and €456 million for Dalkia respectively, financed by a long-term loan from Veolia Environnement.

Dividend payment

Following approval at the General Shareholders’ Meeting of May 14, 2013, the Group offered shareholders a choice of payment of the €0.70 dividend in cash or shares. The share payment option was taken-up for 64.86% of coupons payable, resulting in the creation of 26,788,859 shares, representing approximately 4.88% of share capital and 5.01% of voting rights. This share dividend pay-out rate resulted in a €227.9 million increase in Veolia Environnement shareholders’ equity. Accordingly, the dividend payment in cash totaled €127.5 million and was paid on, or after, June 14, 2013.

Other financing transactions are presented in Notes 3.4 and 16.1 to the Condensed consolidated financial statements for the half-year ended June 30, 2013, including those performed in the second quarter of 2013.

1.4 Other significant events

Events concerning operations

- European Commission Investigation

In a decision dated April 23, 2013, the European Commission, after reviewing the documents filed, decided to close the procedure opened in 2010 into suspicions of the existence of a cartel and abuse of a dominant position in the delegated management sector for water distribution and wastewater treatment in France.

- SNCM- European Commission

On June 27, 2012, the European Commission announced that it had opened investigative proceedings aimed at determining whether the payments received by SNCM and CMN for the maritime service between Marseille and Corsica, in the context of the public service delegation for the 2007-2013 period, were in line with the European Union state aid rules. In a decision dated May 2, 2013, the Commission found the subsidies received for the “basic service” to be compatible with state aid rules but ordered France to recover certain aids received by SNCM for “additional service”.  According to the Commission, these aids could amount to approximately €220 million excluding interests.

4/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

On July 12, 2013, the French state filed, respectively with the General Court of the European Union and with its president, a motion to dismiss the decision of the Commission and a motion for stay of its execution. SNCM is currently considering its appeal options. To the knowledge of the Group, the French authorities have not, to date, implemented the decision dated May 2, 2013 against SNCM.

In addition, on June 12, 2013, the French parliament created a commission of inquiry into the conditions of the SNCM privatization.

A more detailed description of these operations is presented in Note 28 to the Condensed consolidated financial statements for the half-year ended June 30, 2013.

Other events

EDF Lawsuit

On October 22, 2012, EDF filed a lawsuit against Veolia Environnement before the Paris commercial court to obtain the right to own 50% of Dalkia, a specialist in energy services. In addition, EDF claimed for damages for having been precluded from owning 50% of Dalkia.

The Group notes that EDF lost its right to increase its ownership in the capital of Dalkia in 2005. Veolia Environnement, which owns 66% of Dalkia’ share capital, has always supported this subsidiary, in particular through the financing of its international growth. The Company therefore intends to vigorously defend against EDF's claim, which is viewed as without merit.

2 Accounting and financial information

2.1 Definitions and accounting context

The accounting policies adopted for the preparation of the consolidated financial statements for the half-year ended June 30, 2013 were impacted by the application of the new consolidation standards and the amendments to IAS 19. Note 1.1 to the Condensed consolidated financial statements provides explanations on the accounting standards base applied. A reconciliation of previously published and re-presented data for the half-year ended June 30, 2012 is presented in the appendix to the Operating and Financial Review (see Section 6.1).

The definitions of the IFRS and non-GAAP indicators presented in this document changed following the application of IFRS 10, 11 and 12 and are presented in the appendix to the Operating and Financial Review (see Section 6.2).

2.2 Key figures

Veolia Environnement consolidated revenue declined 2% at constant consolidation scope and exchange rates (-3.3% at current consolidation scope and exchange rates) to €11,073.8 million for the half-year ended June 30, 2013 compared with re-presented revenue of €11,448.3 million for the half-year ended June 30, 2012, while showing some resilience in the second quarter of 2013. The second quarter contraction at constant consolidation scope and exchange rates was limited to -1%, compared with -3% in the first quarter of 2013.

This decrease breaks down as follows:

-

in the Water division, a reduction in construction activity, partly offset by the positive price impact in France and in Central Europe;

-

in the Environmental Services division, a difficult macro-economic environment led to a decline in recycled raw material prices and volumes and a drop in activity levels, primarily in Europe;

-

growth in Energy Services division revenue (approximately €58 million compared with re-presented revenue for the half-year ended June 30, 2012), due to favorable weather conditions and energy prices in a difficult commercial environment.

Adjusted operating cash flow for the half-year ended June 30, 2013 fell 6.9% at constant exchange rates (-7.6% at current consolidation scope and exchange rates) to €930 million, impacted in particular by the implementation costs of the cost savings plan.  The Water division was negatively impacted by contractual erosion, primarily, in France and the downturn in profitability of the Braunschweig contract in Germany. Revenue in the Environmental Services division declined due to a drop in prices and volumes in a European economic environment that remains difficult. Dalkia activities remained relatively stable. Excluding restructuring costs, adjusted operating cash flow declined -0,5% at current consolidation scope and exchange rates in the second quarter (+0.5% at constant exchange rate), compared with -7,3% in the first quarter 2013 (-7.0% at constant exchange rates).

Adjusted operating income1 grew to €538.6 million (29.2% at constant exchange rate and 28.4% at current consolidation scope and exchange rates compared with re-presented adjusted operating income for the half-year ended June 30, 2012). This increase is significant due to the positive impact of the closure in 2013 of the defined benefit pension plan for senior executives (+€40.3 million) and benefitted from the favorable contribution from the Energy Services division.

1    After share of adjusted net income (loss) of joint ventures and associates

5/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

Adjusted operating income includes the share of adjusted net income (loss) of joint ventures and associates of €109.1 million compared with re-presented -€17.3 million for the half-year ended June 30, 2012. This increase was primarily due to the absence of write-downs of receivables and accrued expenses in Italy recognized as of June 30, 2012 in the amount of €89 million and growth in Dalkia International activities in Central and Eastern Europe.

Operating income, before net income (loss) of joint ventures and associates, slipped slightly by 1.7% at constant exchange rates (-2.4% at current consolidation scope and exchange rates) to €363.9 million, impacted particularly by the increase in adjusted operating cash flow and German goodwill impairment in the Environmental Services division recognized as of June 30, 2013.

Net loss from discontinued operations amounted to €16.4 million for the half-year ended June 30, 2013 compared with represented €211.3 million in net income for the half-year ended June 30, 2012. In the first half of 2012, net income from discontinued operations included a €233.8 million capital gain from activities divested in 2012, primarily the U.K. regulated water business.

Net income attributable to owners of the Company amounted to €3.6 million for the half-year ended June 30, 2013 compared to a re-presented net income of €162.2 million for the half-year ended June 30, 2012. Adjusted net income attributable to owners of the Company increased significantly and amounted to €131.1 million in the first half of 2013 compared to re-presented €17.8 million for the half-year ended June 30, 2012.

Net financial debt totaled €10,031 million as of June 30, 2013, compared with re-presented €12,362 million as of June 30, 2012. Adjusted net financial debt (adjusted for loans granted to joint ventures as defined in Section 6.2) fell from €8,714 million as of June 30, 2012 to €6,729 million at the end of the first half of 2013. Net financial debt and Adjusted net financial debt declined due to the issuance of deeply subordinated perpetual securities and the Group asset portfolio optimization policy.

2.3 Revenue

2.3.1 Overview

Half-year ended June 30, 2013 (€ million)	Half-year ended June 30, 2012 re-presented (€ million)	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
11,073.8	11,448.3	-3.3%	-2.0%	-0.3%	-1.0%

Veolia Environnement consolidated revenue declined 2.0% at constant consolidation scope and exchange rates (-3.3% at current consolidation scope and exchange rates) to €11,073.8 million, compared with re-presented revenue of €11,448.3 million for the half-year ended June 30, 2012. A relative improvement in activity levels was recorded in the second quarter of 2013.

Changes in consolidation scope negatively impacted 2013 first-half revenue by €33.2 million, including +€15.9 million in the Water division (primarily the impact of full consolidation of Azaliya from August 2, 2012) and -€52.4 million in the Environmental Services division (primarily due to the divestiture of activities in Switzerland and the Baltic countries in 2012).

The foreign exchange impact of -€109.1 million primarily reflects the appreciation of the euro against the Japanese yen (-€35.5 million), the UK pound sterling (-€32.0 million), the Australian dollar (-€14.6 million) and the US dollar (-€11.3 million).

2.3.2 Revenue by segment

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% Change 2013/2012
Water Environmental Services Energy Services Other Segment Total Revenue	5,000.4 3,984.7 1,972.3 116.4 11,073.8	5,243.7 4,206.9 1,914.3 83.4 11,448.3	-4.6% -5.3% 3.0% 39.6% -3.3%
Revenue at 2012 exchange rates	11,182.9	11,448.3	-2.3%

6/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

Water

Half-year ended June 30, 2013 (€ million)	Half-year ended June 30, 2012, re-presented (€ million)	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
5,000.4	5,243.7	-4.6%	-3.7%	0.3%	-1.2%

Water division revenue declined 3.7% at constant consolidation scope and exchange rates (-4.6% at current consolidation scope and exchange rates), due to a dip in construction business partly offset by the positive impact  of higher tariffs in France and Central Europe.

-

Revenue from Operations remained stable at -0.2% at constant consolidation scope and exchange rates (-1.1% at current consolidation scope and exchange rates). Excluding the negative impact of Construction activities, Operations revenue would have increased by 1.6% at constant consolidation scope and exchange rate (+0.7% at current consolidation scope and exchange rate). This relative stability reflects contrasting trends:

In France, revenue declined €45.5 million, or 2.5% at constant consolidation scope (-2.8% at current consolidation scope), in line with a slowdown in the construction business, contractual erosion and a decrease in volumes sold (-1.9% in the half-year) accentuated by weather conditions and despite a favorable indexing effect compared with 2012.

Outside France, revenue rose slightly at constant consolidation scope and exchange rates (+1.6%) and remained stable at current consolidation scope and exchange rates (+0.2%). In Europe, revenue grew (4.0% at constant and current consolidation scope and exchange rates), with good performances in the Czech Republic tied to price increases and favorable volume trends in Germany. Revenue was penalized in the United Kingdom by the completion of construction contracts. Revenue declined 7.5% in the Asia-Pacific region at constant consolidation scope and exchange rates (-14.9% at current consolidation scope and exchange rates) due to a downturn in construction business in Korea and Japan. The 6.2% increase reported in the United States at constant consolidation scope and exchange rates (4.8% at current consolidation scope and exchange rates) benefited from the good performance of industrial contracts.

-

Technologies and Networks revenue fell 10.4% at constant consolidation scope and exchange rates
(-11.3% at current consolidation scope and exchange rates), primarily due to the completion of numerous contracts in France and internationally in the “Design and Build” sector and by the lower contribution of Hong Kong Sludge contract. SADE revenue was negatively impacted by unfavorable weather conditions in France and in Belgium. Bookings are however up 22.8% compared to June 2012 at €2 billion.

Environmental Services

Half-year ended June 30, 2013 (€ million)	Half-year ended June 30, 2012, re-presented (€ million)	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
3,984.7	4,206.9	-5.3%	-3.0%	-1.2%	-1.1%

Despite good resilience in the second quarter of 2013, Environmental Services division revenue declined 3.0% at constant consolidation scope and exchange rates (-5.3% at current consolidation scope and exchange rates) in the first half of 2013, and compared to -4.6% at constant consolidation scope and exchange rates in the first quarter of 2013. The decline in first half revenue was mainly due to a fall in recycled raw material prices and volumes (negative effect of 2.3%) and a drop in revenue levels of 1.1% essentially in the Collection activity.

-

 In France, revenue declined 4.9% at constant and current consolidation scope, as a result of unfavorable movements in recycled raw material prices (paper and scrap metals) and in volumes.

-

 Outside France, revenue declined slightly by 1.6% at constant consolidation scope and exchange rates (-5.5% at current consolidation scope and exchange rates). Revenue in Germany fell 10.9% at constant consolidation scope (-10.5% at current consolidation scope) under the combined effect of lower recycled raw material prices and volumes and adverse economic trends in the industrial and commercial sectors. Revenue in the United Kingdom increased 1.7% at constant consolidation scope and exchange rates (-1.8% at current consolidation scope and exchange rates) due to the increase in PFI contract revenue. In North America, revenue benefitted from growth in hazardous waste and activity levels in the petrochemical and refining sectors. Revenue grew 6.8% in Australia at constant consolidation scope and exchange rates (+2.2% at current consolidation scope and exchange rates), due in particular to the growth of the mining sector.

7/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

Energy Services

Following the application of IFRS 10 and 11, Energy Services division revenue comprises:

-

100% of revenue of Dalkia France activities;

-

the revenue of U.S. operations wholly owned by the Group.

Half-year ended June 30, 2013 (€ million)	Half-year ended June 30, 2012, re-presented (€ million)	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
1,972.3	1,914.3	3.0%	4.4%	-1.3%	-0.1%

Revenue grew during the period (4.4% at constant consolidation scope and exchange rates and 3.0% at current consolidation scope and exchange rates), due to a positive energy price effect (approximately €38 million compared with re-presented revenue for the half-year ended June 30, 2012) and due to favorable weather conditions in France, in a difficult commercial environment.

-

In France, revenue grew 3.7% at constant consolidation scope (2.3% at current consolidation scope), due to a rise in energy prices, combined with more favorable weather conditions and good performance in the construction business.

-

In the United States, revenue surged 13.9% at constant consolidation scope and exchange rates (12.4% at current consolidation scope and exchange rates), due, firstly, to a favorable electricity and gas price effect, and secondly, an increase in steam volumes sold following  a return to harsh weather conditions compared with a particular soft first half-year in 2012.

Other Segment

The “Other Segment” groups together certain industrial multi-service contracts and the various Group holding companies:

Half-year ended June 30, 2013 (€ million)	Half-year ended June 30, 2012, re-presented (€ million)	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
116.4	83.4	39.6%	6.0%	33.6%	0%

The 6.0% increase in “Other segment” revenue at constant consolidation scope and exchange rates (39.6% at current consolidation scope and exchange rates) is mainly due to the entry into the operating phase of a major industrial contract.

2.3.3 Revenue by geographical area

(€ million)	Half-year ended June 30, 2013 (€ million)	Half-year ended June 30, 2012, re-presented (€ million)	% Change	% Change at constant consolidation scope and exchange rates
France	5,684.7	5,809.2	-2.1%	-2.1%
Germany	987.4	1,004.1	-1.7%	-1.6%
United Kingdom	957.4	980.6	-2.4%	0.9%
Central and Eastern Europe	566.1	581.6	-2.7%	0.5%
Other European countries	399.3	453.2	-11.9%	-3.8%
United States	870.8	886.0	-1.7%	0.5%
Oceania	472.9	479.6	-1.4%	2.7%
Asia	539.3	659.8	-18.3%	-14.1%
Middle East	165.4	153.6	7.7%	-6.2%
Rest of the world	430.5	440.6	-2.3%	0.1%
Revenue	11,073.8	11,448.3	-3.3%	-2.0%

The impact of the economic environment on revenue can vary between geographical areas and depends in particular on the mix of different Company businesses. The main comments are presented in Section 2.3.2 by division.

8/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

2.4 Other income statement items

2.4.1 Selling, general and administrative expenses

Selling, general and administrative expenses for the half-year ended June 30, 2013 fell €73.5 million (-4.9%) to €1,422.1 million compared to re-presented €1,495.6 million for the half-year ended June 30, 2012, incorporating the effects of the asset portfolio optimization program and cost reduction plan launched by the Group in 2012.

2.4.2 Reconciliation of Operating income and Operating income after share of net income (loss) of equity-accounted entities with Adjusted operating income and analysis

Operating income as presented in the income statements for the half-years ended June 30, 2013 and June 30, 2012 on a re-presented basis, breaks down as follows by division:

	Operating income
(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% Change	% Change at constant exchange rates
Water	209.2	179.5	16.5%	16.5%
Environmental Services	89.0	132.4	-32.8%	-30.9%
Energy Services	108.7	119.6	-9.1%	-9.0%
Other Segments	(43.0)	(58.5)	26.5%	26.5%
Total	363.9	373.0	-2.4%
Total at 2012 exchange rates	366.5	373.0		-1.7%
Operating income margin	3.3%	3.3%

The reconciliation of Operating income and Operating income after share of net income (loss) of equity-accounted entities for the half-years ended June 30, 2013 and 2012 (re-presented) with Adjusted operating income breaks down as follows:

Half-year ended June 30, 2013	Operating income (A)	Share of net income (loss) of equity- accounted entities (B)	Operating income after share of net income (loss) of equity- accounted entities (C)	Adjustments		Adjusted operating income (4) (F)
(€ million)				Impairment losses on goodwill (2) (D)	Other (1) (E)
Water	209.2	21.4	230.6			230.6
Environmental Services	89.0	20.3	109.3	(48.5)		157.8
Energy Services	108.7	68.0	176.7			176.7
Other Segments	(43.0)	(0.6)	(43.6)		(17.1)	(26.5)
Total	363.9	109.1	473.0	(48.5)	(17.1)	538.6
(C) = (A)+(B) and (F)= (C)

9/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

Half-year ended June 30, 2012, re-presented	Operating income (A)	Share of net income (loss) of equity- accounted entities (B)	Operating income after share of net income (loss) of equity- accounted entities (C)	Adjustments
(€ million)				Impairment losses on goodwill (2) (D)	Other (3) (E)	Adjusted operating income (4) (F)
Water	179.5	2.8	182.3	(51.2)	(4.6)	238.1
Environmental Services	132.4	21.0	153.4	(12.7)	0.3	165.8
Energy Services	119.6	(70.8)	48.8		(16.4)	65.2
Other Segments	(58.5)	8.7	(49.8)			(49.8)
Total	373.0	(38.3)	334.7	(63.9)	(20.7)	419.3

(C) = (A)+(B) and (F)= (C)-(D)-(E)

(1) Restructuring expenses relating to the head office voluntary redundancy plan are excluded from adjusted operating income.

(2) In the half-year ended June 30, 2013, impairment losses on goodwill other than negative goodwill presented in the “Other” adjustments column, comprised €48.5 million recognized in the Environmental Services division in Germany. Re-presented impairment losses for the half-year ended June 30, 2012 concern impairment of goodwill recognized on non-regulated activities in the United Kingdom in the Water division and Environmental Services division activities in Estonia and Lithuania.

(3) Re-presented amounts in the Other adjustment column for the half-year ended June 30, 2012 include impairment of goodwill for the share of equity-accounted entities of €4.6 million for non-regulated activities in the United Kingdom in the Water division and €16.4 million for Dalkia Estonia and Israel.

(4) Adjusted operating income is defined in Section 6.2.

The change in adjusted operating income, as defined in Section 6.2, breaks down as follows:

	Adjusted operating income
(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% Change	% Change at constant exchange rates
Water	230.6	238.1	-3.2%	-3.2%
Environmental Services	157.8	165.8	-4.8%	-3.3%
Energy Services	176.7	65.2	171.1%	172.2%
Other Segments	(26.5)	(49.8)	46.8%	46.8%
Total	538.6	419.3	28.4%
Total at 2012 exchange rates	541.6	419.3		29.2%

Veolia Environnement adjusted operating income, including the share of net adjusted income (loss) of equity-accounted entities, totaled €538.6 million, compared with re-presented €419.3 million for the half-year ended June 30, 2012, an improvement of 29.2% at constant exchange rates and 28.4% at current consolidation scope and exchange rates.

The increase in adjusted operating income is mainly due to:

-

the decrease in adjusted operating cash flow, broken down in Section 2.4.3, offset by;

-

the positive contribution of equity-accounted entities (particularly Dalkia International);

-

and the reversal of senior executive pension provisions in Veolia Environnement SA which had a positive impact of € 40.3 million in 2013.

The €109.1 million share of net income of equity-accounted entities can be split between the share of net income of joint ventures and the share of net income of associates:

•

Share of net income of joint ventures

The share of net income of joint ventures was €96.8 million for the half-year ended June 30, 2013, compared with a re-presented net loss of €42.9 million for the half-year ended June 30, 2012.

This substantial improvement was primarily due the recovery of Dalkia International Italian activities (SIRAM) and the base effect related to write-downs on receivables and accrued expenses in Italy recognized as of June 30, 2012 of €89 million, and to the growth in Dalkia International activities in Central and Eastern Europe.

10/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

Dalkia International Contribution (1) (€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% Change
Revenue	1,847.0	1,919.3	-3.8%
Operating income	156.2	22.6	591.2%
Adjusted operating cash flow	237.7	115.6	105.6%
Industrial Investments	60.7	132.6	-54.2%%
(1) Dalkia International Contribution at 75.8%

Chinese Water Concessions Contribution (2) (€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% Change
Revenue	261.5	246.9	5.9%
Operating income	28.9	25.9	11.6%
Adjusted operating cash flow	56.6	52.1	8.4%
Industrial Investments	16.9	20.7	-18.8%
(2) Group Share

A more detailed analysis is presented in Notes 8 and 30 to the Condensed consolidated financial statements for the half-year ended June 30, 2013.

•

Share of net income of associates

The share of net income of associates was €12.3 million for the half-year ended June 30, 2013, compared with re-presented €4.6 million for the half-year ended June 30, 2012.

2.4.3 Reconciliation of operating income with adjusted operating cash flow and analysis

Operating income reconciles to adjusted operating cash flow as follows for the half-years ended June 30, 2013 and June 30, 2012 (re-presented):

Half-year ended June 30, 2013 (€ million)	Operating income (A)	Net charges to operating provisions (B)	Net depreciation and amortization (C)	Impairment losses on goodwill (D)	Capital gains (losses) on disposal of non-current assets (E)	Other (F)	Adjusted operating cash flow (G)
Water	209.2	(23.7)	(210.7)	-	15.5	(2.2)	430.3
Environmental Services	89.0	16.6	(279.1)	(48.5)	0.9	(5.0)	404.1
Energy Services	108.7	3.8	(51.3)	-	0.5	0.8	154.9
Other Segments	(43.0)	38.2	(21.6)	-	(0.3)	-	(59.3)
TOTAL	363.9	34.9	(562.7)	(48.5)	16.6	(6.4)	930.0
(G) = (A)-(B)-(C)-(D)-(E)-(F)

11/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

Half-year ended June 30, 2012 (€n million)	Operating income (A)	Net charges to operating provisions (B)	Net depreciation and amortization (C)	Impairment losses on goodwill (D)	Capital gains (losses) on disposal of non-current assets (E)	Other (F)	Adjusted operating cash flow (G)
Water	179.5	9.5	(216.1)	(51.2)	1.4	(10.4)	446.3
Environmental Services	132.4	(17.5)	(276.6)	(12.7)	0.7	0.5	438.0
Energy Services	119.6	8.0	(46.8)	-	2.2	(0.9)	157.1
Other Segments	(58.5)	0.3	(21.8)	-	(0.8)	(1.2)	(35.0)
TOTAL	373.0	0.3	(561.3)	(63.9)	3.5	(12.0)	1,006.4
(G) = (A)-(B)-(C)-(D)-(E)-(F)

Changes in adjusted operating cash flow were as follows:

(€ million)	Adjusted operating cash flow
	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	Change
			at current exchange rates	at constant exchange rates
Water	430.3	446.3	-3.6%	-3.2%
Environmental Services	404.1	438.0	-7.8%	-6.7%
Energy Services	154.9	157.1	-1.4%	-1.2%
Other Segments	(59.3)	(35.0)	-69.4%	-69,4%
Adjusted operating cash flow	930.0	1,006.4	-7.6%
Adjusted operating cash flow at 2012 exchange rates	936.7	1,006.4		-6.9%
Adjusted operating cash flow margin	8.4%	8.8%

Adjusted operating cash flow declined 6.9% at constant exchange rates (-7.6% at current consolidation scope and exchange rates) to €930.0 million for the half-year ended June 30, 2013, compared with re-presented €1,006.4 million for the half-year ended June 30, 2012.

The decrease in adjusted operating cash flow in the first half of 2013 was impacted:

•

in the Water division, by contractual erosion in France and a drop in profitability of German activities tied to adverse price effects, as well as a deterioration in the margin of the Hong Kong project in the Technologies and Networks business;

•

in the Environmental Services division, by an unfavorable recycled raw material price differential in France and Germany and pressure on prices from industrial customers in a difficult competitive environment; and

•

by the impact of the Veolia Environnement voluntary employee departure plan.

Conversely, adjusted operating cash flow benefited from:

-

the positive contribution of cost saving plans, net of implementation costs;

-

the CICE Employment and Competitivity tax credit partly offset by the “Forfait social”;

-

activity growth in the Water division in Central and Eastern Europe, tied to price increases and the good performance of industrial contracts in the United States; and

-

the reversal of operating difficulties and the related restructuring costs primarily.

The foreign exchange impact on adjusted operating cash flow was limited to -€6.7 million and mainly concerns the Environmental Services division (UK pound sterling and Australian dollar).

12/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

Analysis by division:

Water

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% change at current exchange rates	% change at constant exchange rates
Adjusted operating cash flow	430.3	446.3	-3.6%	-3.2%
Adjusted operating cash flow margin	8.6%	8.5%
Adjusted operating income *	230.6	238.1	-3.2%	-3.2%
Operating income	209.2	179.5	16.5%	16.5%
Operating income margin	4.2%	3.4%
* including the share of adjusted net income (loss) of joint ventures and associates.

Adjusted operating cash flow decreased 3.2% at constant exchange rates (-3.6% at current consolidation scope and exchange rates) to €430.3 million for the half-year ended June 30, 2013, compared with re-presented €446.3 million for the half-year ended June 30, 2012.

This decrease in adjusted operating cash flow is due to:

-

contractual erosion and lower volumes in France;

-

a decline in the profitability in German operations due to an unfavorable change in margins on electricity;

-

the exceptional activity in Japan in 2012 following the earthquake, not repeated in 2013; and

-

the degradation in the margin on the Hong Kong contract in the Technologies and Networks business.

Adjusted operating cash flow benefited in particular from:

-

the positive contribution of cost saving plans, net of implementation costs;

-

good performance of industrial contracts in the United States;

-

the base effect of write-downs on trade receivables and costs relating to the separation of regulated activities in the United Kingdom recognized in the first half of 2012; and

-

revenue growth in Central and Eastern Europe tied to price increases.

Adjusted operating income declined 3.2% at constant exchange rates (-3.2% at current consolidation scope and exchange rates) to €230.6 million for the half year ended June 30, 2013 compared with re-presented €238.1 million for the half-year ended June 31, 2012. In addition to the decrease in adjusted operating cash flow, adjusted operating income was penalized by charges to provisions for operating and contractual risks, particularly in the United States. These effects were offset by the capital gain recognized on the divestiture of activities in Portugal.

Net charges to operating provisions totaled €23.7 million for the half-year ended June 30, 2013, compared with re-presented net reversals of €9.5 million for the half-year ended June 30, 2012.

Net charges to operating depreciation and amortization totaled €210.7 million for the half-year ended June 30, 2013, compared with re-presented €216.1 million for the half-year ended June 30, 2012.

Accordingly, the operating income margin (operating income / revenue) improved from re-presented 3.4% for the half-year ended June 30, 2012 to 4.2% for the half-year ended June 30, 2013.

The Convergence cost reduction plan had a net impact of €36 million on operating income (before application of IFRS 10 and 11), for the half-year ended June 30, 2013.

13/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

Environmental Services

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% change at current exchange rates	% change at constant exchange rates
Adjusted operating cash flow	404.1	438.0	-7.8%	-6.7%
Adjusted operating cash flow margin	10.1%	10.4%
Adjusted operating income *	157.8	165.8	-4.8%	-3.3%
Operating income	89.0	132.4	-32.8%	-30.9%
Operating income margin	2.2%	3.1%
* including the share of adjusted net income (loss) of joint ventures and associates.

Adjusted operating cash flow fell 6.7% at constant exchange rates (-7.8% at current consolidation scope and exchange rates) to €404.1 million for the half-year ended June 30, 2013, compared with re-presented €438.0 million for the half-year ended June 30, 2012.

Adjusted operating cash flow for the first half of 2013 declined due to the adverse economic environment and the negative impact due to unfavorable recycled material price variations.

These impacts were offset by:

-

the net impact of the cost reduction plans; and

-

the reversal of operating difficulties and the related restructuring costs incurred primarily in Italy and the Africa-Middle East region.

Adjusted operating income declined 3.3% at constant exchange rates (-4.8% at current consolidation scope and exchange rates) to €157.8 million for the half-year ended June 30, 2013, compared with re-presented €165.8 million for the half-year ended June 30, 2012. This was due to the decrease in adjusted operating cash flow offset by favorable movements in operating provisions.

Net reversals of operating provisions totaled €16.6 million for the half-year ended June 30, 2013, compared with re-presented net charges of €17.5 million for the half-year ended June 30, 2012.

Net charges to operating depreciation and amortization totaled €279.1 million for the half-year ended June 30, 2013, compared with re-presented €276.6 million for the half-year ended June 30, 2012.

The Convergence cost reduction plan had a net impact of €14 million on operating income (before application of IFRS 10 and 11), for the half-year ended June 30, 2013.

Energy Services

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% change at current exchange rates	% change at constant exchange rates
Adjusted operating cash flow	154.9	157.1	-1.4%	- 1.2%
Adjusted operating cash flow margin	7.9%	8.2%
Adjusted operating income *	176.7	65.2	171.1%	172.2%
Operating income	108.7	119.6	-9.1%	-9.0%
Operating income margin	5.5%	6.2%
* including the share of adjusted net income (loss) of joint ventures and associates.

Adjusted operating cash flow declined 1.2% at constant exchange rates (-1.4% at current exchange rates) to €154.9 million for the half-year ended June 30,2013 compared with represented €157.1 million for the half-year ended June 30, 2012

Favorable energy price effects and measures taken to improve margins, particularly when purchasing energy, allowed the impact of commercial portfolio attrition and adverse environment and regulatory factors, such as the programmed cessation of gas cogeneration, to be absorbed.

Adjusted operating income was €176.7 million for the half-year ended June 30, 2013, compared with re-presented €65.2 million for the half-year ended June 30, 2012, due to the favorable contribution in Dalkia International activities:

-

in Central and Eastern Europe, due to the dual favorable impact of price and weather effects in all countries of the region and despite a reduction in renewable energy electricity production subsidies in Poland and the Czech Republic;

-

the turnaround of results in Italy following restructuring measures implemented and write-downs on receivables and accrued expenses of €89 million recognized in the half-year ended June 30, 2012.

14/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

Operating income decline slightly due to:

-

Net reversals of operating provisions totaled €3.8 million for the half-year ended June 30, 2013, compared with re-presented €8 million for the half-year ended June 30, 2012.

-

Net charges to operating depreciation and amortization totaled €51.3 million for the half-year ended June 30, 2013, compared with re-presented €46.8 million for the half-year ended June 30, 2012.

Overall, the operating income margin fell from re-presented 6.2% in the half-year ended June 30, 2012 to 5.5% in the half-year ended June 30, 2013.

The Convergence plan had a net impact of €24 million on operating income (before application of IFRS 10 and 11), for the half-year ended June 30, 2013.

2.4.4 Net finance costs

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented
Income	22.5	30.3
Expenses	(328.1)	(327.0)
Net finance costs	(305.6)	(296.7)
Other financial income and expenses	13.4	23.5

Net finance costs increased €8.9 million to €305.6 million for the half-year ended June 30, 2013 from re-presented €296.7 million for the half-year ended June 30, 2012 (see Note 20 to the Condensed consolidated financial statements for the half-year ended June 30, 2013).

They include a one-off expense of €43.0 million relating to the June 2013 buyback of bonds in the amount of €699 million equivalent.

2.4.5 Income tax expense

The income tax expense for the half-year ended June 30, 2013 was €76.1 million.

In France, according to tax planning, the Veolia Environnement tax group limited the recognition of deferred tax assets to the amount of deferred tax liabilities as of June 30, 2013, as at the previous period end.

The effective tax rate was 106.1%.

The income tax rate for the half-year ended June 30, 2013 would be 52.6% after adjustment for one-off items, in particular the German goodwill impairment in Environmental Services and other non-deductible costs, for which the deductibility is not possible given tax planning of corresponding subsidiaries.

2.4.6 Net income (loss) from discontinued operations

The net loss from discontinued operations was €16.4 million for the half-year ended June 30, 2013, compared with re-presented net income of €211.3 million for the half-year ended June 30, 2012  and includes equity-accounted entities divested or in the course of divestiture (see Note 23 to the Condensed consolidated financial statements for the half-year ended June 30, 2013).

This net loss for the half-year ended June 30, 2013 mainly reflects operations divested or in the course of divesture:

–

Water activities in Morocco, in the course of divestiture;

–

Citelum urban lighting activities in the Energy Services division, in the course of divestiture;

–

Berlin water, in the course of divestiture; and

–

European wind energy activities, divested in February 2013.

15/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

Moreover, key operational indicators for Transdev (at 100%) for the half-years ended June 30, 2013 and June 30, 2012, on a re-presented basis, are as follows (these indicators are not included in the related line items of the Group, as Transdev Group is discontinued operation, except with respect to SNCM) :

(€ million)	Transdev Half-year ended June 30, 2013 (*)	Transdev Half-year ended June 30, 2012, re-presented (*)
Revenue	3,362.7	3 420.2
Adjusted operating cash flow	173.7	139.8
Operating income	26.3	(12.6)
Net loss for the period	(25.5)	(50.0)
Of which SNCM net loss	(26.6)	(2.8)
(*) Transdev at 100%, including the results of SNCM.

At constant consolidation scope and exchange rates, Transdev reported a slight decrease in revenues (-0.7%).

The downturn in inter-city transport, the weak growth in urban transport and the marked downturn in the Airports business in France, together with the discontinuation of the Friesland and ZHN contracts in the Netherlands, were offset by revenue growth outside France and primarily in Australia, with the new Sydney ferries contact and growth in bus transport.

Transdev adjusted operating cash flow improved 22.1% at constant consolidation scope and exchange rates due to: good operational performance in the US and Australia, the discontinuation of unprofitable contracts in the Netherlands, the improvement in rail transport contracts in Germany, the implementation of cost savings plans and the non-recurrence of technical assistance and brand costs incurred in the first-half of 2012.

Transdev operating income for the half-year ended June 30, 2013 was impacted by the increase in adjusted operating cash flow and the provisions for the voluntary redundancy plan recorded in 2012, not repeated in 2013.

2.4.7 Net income (loss) attributable to non-controlling interests

The net income attributable to non-controlling interest was €84.7 million for the half-year ended June 30, 2013, compared with re-presented €28.3 million for the half-year ended June 30, 2012. This growth is mainly explained by the increase in Dalkia International results.

2.4.8 Net income (loss) attributable to owners of the Company

The net income attributable to owners of the Company was €3.6 million for the half-year ended June 30, 2013, compared with re-presented net income of €162.2 million for the half-year ended June 30, 2012. Adjusted net income attributable to owners of the Company was €131.1 million for the half-year ended June 30, 2013, compared with €17.8 million for the half-year ended June 30, 2012.

Given the weighted average number of shares outstanding of 510.0 million in the first six months of 2013 (basic and diluted) and 507.7 million in the first six months of 2012 (basic and diluted), earnings per share attributable to owners of the Company (basic and diluted) was -€0.03 for the half-year ended June 30, 2013, compared with €0.32 for the half-year ended June 30, 2012. Adjusted net income per share attributable to owners of the Company (basic and diluted), including paid coupons on deeply subordinated securities, was €0.22 for the half-year ended June 30, 2013, compared with re-presented €0.04 for the half-year ended June 30, 2012.

Adjusted net income for the half-year ended June 30, 2013 breaks down as follows:

Half-year ended June 30, 2013 (€ million)	Adjusted	Adjustments	Total
Operating income after share of net income (loss) of equity-accounted entities	538.6	(65.6) (*)	473.0
Net finance costs	(262.6)	(43) (**)	(305.6)
Other financial income and expenses	13.4		13.4
Income tax expense	(76.1)		(76.1)
Net income (loss) from discontinued operations		(16.4)	(16.4)
Non-controlling interests	(82.2)	(2.5)	(84.7)
Net income (loss) attributable to owners of the Company	131.1	(127.5)	3.6
(*) Adjustments to operating income are presented in Section 2.4.2. (**) Costs related to bond buybacks at the end of the year, as presented in section 2.4.4.

16/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

Re-presented adjusted net income for the half-year ended June 30, 2012 breaks down as follows:

Half-year ended June 30, 2012, re-presented (€ million)	Adjusted	Adjustments	Total
Operating income after share of net income (loss) of equity-accounted entities	419.3	(84.6)(*)	334.7
Net finance costs	(296.7)		(296.7)
Other financial income and expenses	23.5		23.5
Income tax expense	(82.3)		(82.3)
Net income (loss) from discontinued operations		211.3	211.3
Non-controlling interests	(46.0)	17.7	(28.3)
Net income (loss) attributable to owners of the Company	17.8	144.4	162.2
Previously published net income (loss) attributable to owners of the Company	7.6	145.5	153.1
(*) Adjustments to operating income are presented in Section 2.4.2.

17/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

3. Financing

The following table summarizes the Statement of change in net financial debt and the Consolidated cash flow statement and the reconciling items between both statements for the half-years ended June 30, 2013 and June 30, 2012.

Half-year ended June 30, 2013

(€ million)	Statement of change in net financial debt (NFD)	Reconciling items	Consolidated cash flow statement **
Operating cash flow before changes in working capital	989		989
Income taxes paid	(123)		(123)
Changes in working capital	(749)		(749)
Net cash from operating activities (A)	117		117
Net cash used in investing activities (in the Statement of change in net financial debt) (B)	(248)	(147)	N/A (1)
Dividends received (including from joint ventures and associates) (C)	76		76
Increase/(decrease) in receivables and other financial assets (D)	(338)		(338)
Net cash used in investing activities (in the Consolidated cash flow statement)	n/a (1)		(657)
Net increase/(decrease) in current borrowings	-	(599)	(599)
New non-current borrowings and other debt	-	81	81
Issues of deeply subordinated securities including paid coupons (E)	1,454	0	1,454
Principal payments on non-current borrowings and other debt	-	(1,181)	(1,181)
Issues of share capital subscribed by the non-controlling interests (F)	1		1
Other share capital changes including issues of share capital by VE SA (G)	0	0	-
Dividends paid (H)	(172)	-	(172)
Net interest paid (I)	(334)	(125)	(459)
Transactions with non-controlling interests: partial purchases		(9)	(9)
Transactions with non-controlling interests: partial sales		1	1
Net cash used in financing activities	949	(1,832)	(883)
FREE CASH FLOW = (A)+(B)+(C)+(D)+(E)+(F)+(G)+(H)+(I)	556
Effect of foreign exchange rate changes and other (*)	235	(134)	101
Change	791	(2,113)	(1,322)
NET FINANCIAL DEBT/NET CASH AT THE BEGINNING OF THE PERIOD	(10,822)		4,745
NET FINANCIAL DEBT/NET CASH AT THE END OF THE PERIOD	(10,031)		3,423

(*) : In the half-year ended June 30, 2013, the line item “Effect of foreign exchange rate changes and other” in the Statement of change in net financial debt primarily includes the impact of the reclassification to assets held for sale of cash relating to the divestiture of Eolfi in the amount of €68.5 million and the reclassification to assets and liabilities held for sale of Morocco in the amount of €33.2 million.

(**) : As presented in the financial statements.

(1)

The symbol n/a denotes that this figure in the table does not correspond to the definition of net cash from (used in) investing activities in the Consolidated cash flow statement or the Statement of change in net financial debt.

18/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

Half-year ended June 30, 2012, re-presented

(€ million)	Statement of change in net financial debt	Reconciling items	Consolidated cash flow statement
Operating cash flow before changes in working capital	1,154		1,154
Income taxes paid	(98)		(98)
Changes in working capital	(500)		(500)
Net cash from operating activities (A)	556	-	556
Net cash used in investing activities (in the Statement of change in net financial debt) (B)	734	(804)	n/a (1)
Dividends received (including from joint ventures and associates) (C)	73	-	73
Increase/(decrease) in receivables and other financial assets (D)	(129)		(129)
Net cash used in investing activities (in the Consolidated cash flow statement)	n/a(1)		(126)
Net increase/(decrease) in current borrowings	-	(551)	(551)
New non-current borrowings and other debt	-	1,112	1,112
Principal payments on non-current borrowings and other debt	-	(1,183)	(1,183)
Issues of share capital subscribed by the non-controlling interests (E)	2	(2)	0
Other share capital changes including issues of share capital by VE SA (F)
Dividends paid (G)	(403)	0	(403)
Net interest paid (H)	(281)	(174)	(455)
Transactions with non-controlling interests: partial purchases	-	(80)	(80)
Transactions with non-controlling interests: partial sales	-	2	2
Net cash used in financing activities	(682)	(876)	(1,558)
FREE CASH FLOW = (A)+(B)+(C)+(D)+(E)+(F)+(G)+(H)		552
Effect of foreign exchange rate changes and other (*)	(218)	182	(36)
Change	334	(1,498)	(1,164)
NET FINANCIAL DEBT/NET CASH AT THE BEGINNING OF THE PERIOD	(12,696)	-	4,635
NET FINANCIAL DEBT/NET CASH AT THE END OF THE PERIOD	(12,362)	-	3,471

(*) : The line item “Effect of foreign exchange rate changes and other” includes primarily the effect of foreign exchange rate changes on the debt in the re-presented amount of -€230.1 million for the half-year ended June 30, 2012.

3.1 Operating cash flow before changes in working capital

Operating cash flow before changes in working capital totaled €988.6 million in the half-year ended June 30, 2013, compared with re-presented €1,154.1 million in the half-year ended June 30, 2012, including adjusted operating cash flow of €930 million (compared with re-presented €1,006.4 million in the first half of 2012), operating cash flow from financing activities of €50.8 million (compared with re-presented €77.1 million in the first half of 2012) and operating cash flow from discontinued operations of €7.8 million (compared with re-presented €70.6 million in the first half of 2012).

An analysis of adjusted operating cash flow is presented in Section 2.4.3.

3.2 Working capital

The €749 million cash deterioration associated with working capital requirements in the half-year ended June 30, 2013 compared with the represented figure at the end of 2012, mainly reflects:

-

the impact of the seasonal nature of the Group’s activities (€500 million increase in operating working capital in the first half of 2013);

-

an extension, in certain businesses, of days sales outstanding for customer receivables due from Public authority; and

-

Contractual changes in billing terms and conditions in the Water division in France.

19/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

3.3 Net investment flows

Net investment flows for the half-years ended June 30, 2013 and June 30, 2012 break down as follows:

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented
Net cash from/(used in) investing activities in the Consolidated cash flow statement	(657)	(126)
New operating financial assets (OFA)	-
Industrial investments	(11)	(8)
Financial investments	(10)	(14)
Transactions with non-controlling interests: partial purchases	(9)	(80)
Industrial and financial divestitures	176	904
Transactions with non-controlling interests: partial sales	1	2
Dividends received	(76)	(73)
Increase/(decrease) in receivables and other financial assets	338	129
Net cash from/(used in) investing activities in the Statement of change in net financial debt	(248)	734
Issues of share capital subscribed by the non-controlling interests	1	2
Total Net Investments	(247)	736

The Company continues to apply selective investment criteria, while maintaining industrial investments as required by contractual terms or required maintenance. Acquisitions and divestitures are detailed below:

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented
Industrial investments	536	706
Financial investments	13	69
New operating financial assets	76	89
Transactions with non-controlling interests: partial purchases	9	80
Total Gross Investments	634	944
Industrial divestitures	(30)	(26)
Financial divestitures	(261)	(1,557)
Transactions with non-controlling interests: partial sales	0	0
Issues of share capital subscribed by the non-controlling interests	(1)	(2)
Total divestitures	(292)	(1,585)
Principal payments on operating financial assets	(95)	(95)
Total Net Investments	(247)	(736)

Gross investments declined nearly 30% for the half-year ended June 30, 2013 compared to the half-year ended June 30, 2012, due to, firstly, the basis impact of the investments realized in the 2012 first half (in particular the purchase of 6.9% of Veolia Voda, in the Czech Republic, from the EBRD for an enterprise value of €79 million and the purchase of a 10% stake in the investment vehicle Affinity Water A for €44 million) and secondly, to a reduction in industrial investments.

For the first half of 2013, divestitures amounted to €292 million (Enterprise value) and included the divestiture of the Veolia Water subsidiary in Portugal for €91 million. U.K. regulated Water activities were sold in the first half of 2012 for €1,517 million in enterprise value.

3.4 Free Cash Flow

The Company monitors the free cash flow indicator, a non GAAP indicator defined in Section 6.2. The calculation of this indicator is presented in Section 3.

Free cash flow for the half-year ended June 30, 2013 (after payment of the dividend) was €556 million, compared with re-presented €552 million for the half-year ended June 30, 2012.

Free cash flow for the half-year ended June 30, 2013 mainly reflects:

-

the issue of deeply subordinated perpetual securities in the amount of €1,454.0 million, net of paid coupons, at the beginning of January 2013

-

the €749 million cash deterioration associated with working capital requirements.

20/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

3.5 External financing

3.5.1 Net financial debt and adjusted net financial debt

(€ million)	As of June 30, 2013	As of December 31, 2012, re-presented
Non-current borrowings	10,111.4	12,131.3
Current borrowings	3,507.6	3,606.1
Bank overdrafts and other cash position items	260.9	252.7
Sub-total borrowings	13,879.9	15,990.1
Cash and cash equivalents	(3,683.4)	(4,998.0)
Fair value gains/losses on hedge derivatives	(165.6)	(170.4)
Net financial debt	10,030.9	10,821.7
Loans granted to joint ventures	(3,302.3)	(2,984.8)
Adjusted net financial debt (1)	6,728.6	7,836.9
(1) for definition, see subsection 6.2 below.

Loans granted to equity-accounted entities consist of loans to Dalkia International of €2,229.4 million and loans to Transdev of €909.0 million as of June 30, 2013.

Non-current borrowings of the Group fall due as follows as of June 30, 2013:

(€ million)	Amount	Maturity of non-current borrowings
		2 to 3 years	4 to 5 years	More than 5 years
Bonds	9,338.8	1,516.2	2,036.3	5,786.3
Bank borrowings	772.6	309.5	146.8	316.3
Non-current borrowings	10,111.4	1,825.7	2,183.1	6,102.6

3.5.2 Liquidity position

Liquid assets of the Group break down as follows:

(€ million)	As of June 30, 2013	As of December 31, 2012, re-presented
Veolia Environnement:
Undrawn MT syndicated loan facility	3,000.0	2,607.3
Undrawn MT bilateral credit lines	625.0	625.0
Undrawn ST bilateral credit lines	200.0	300.0
Letter of credit facility	377.8	473.7
Cash and cash equivalents	3,145.6	4,349.6
Subsidiaries:
Cash and cash equivalents	537.8	648.4
Total liquid assets	7,886.2	9,004.0
Current debts and bank overdrafts and other cash position items
Current debts	3,507.6	3,606.1
Bank overdrafts and other cash position items	260.9	252.7
Total current debts and bank overdrafts and other cash position items	3,768.5	3,858.8
Total liquid assets net of current debts and bank overdrafts and other cash position items	4,117.7	5,145.2

21/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

Veolia Environnement may draw on the multi-currency syndicated credit facility and all credit lines at any time.

Undrawn medium-term syndicated loan facilities

The two syndicated loan facilities comprising a €2.5 billion multi-currency credit facility and a €500 million credit facility available for drawdown in Polish zloty, Czech crown and Hungarian forint were not drawn as of June 30, 2013. The second one-year extension option for both syndicated loan facilities was exercised and largely accepted in the first half of 2013.

Letter of credit facility

During the second quarter of 2013, Veolia Environnement reduced by USD 400 million the US dollar letter of credit facility signed on November 22, 2010 for an initial amount of USD 1.25 billion. As of June 30, 2013, the facility was drawn USD 355.8 million in the form of letters of credit. The portion that may be drawn in cash of USD 494.2 million (€377.8 million euro equivalent) is undrawn and therefore recorded in the above liquidity table.

3.5.3 Bank covenants

Project financing in Italy that did not comply with all bank covenants as of June 30, 2013 was retained in current borrowings, as it was at December 31, 2012, given ongoing legal proceedings.

3.5.4 Financing rate

The financing rate (defined as the ratio of net finance costs excluding fair value adjustments to instruments not qualifying for hedge accounting to average monthly net financial debt for the period, including net finance costs of discontinued operations) increased to 5.16% in the half-year ended June 30, 2013 from re-presented 4.74% in the half-year ended June 30, 2012 (excluding the cost of bond issue buybacks in June 2013 of €43 million presented as a non-recurring item in net finance costs).

This increase is mainly due to the cost of carrying liquid assets (€1.5 billion increase in average Group liquid assets between June 2012 and June 2013), partially offset by the fall in short-term interest rates on the floating-rate portion of Group net financial debt, as well as to active debt management.

4. Forward-looking Information and objectives

4.1 Major events since July 1, 2013

•

Environmental Services  – Italy

On April 18, 2012, the group of companies Veolia Servizi Ambientali Tecnitalia S.p.a. (“VSAT”), which specializes in waste incineration in Italy, filed a request for an amicable settlement procedure, called concordato preventivo di gruppo (“CPG”), as a result of the severe economic imbalances in the concession contracts of its two principal subsidiaries, Termo Energia Calabria (“TEC”) and Termo Energia Versilia (“TEV”), and as result of chronic late payments by the concession authorities. One of the advantages of the CPG is that it allows the procedures to be joined before a single judge, the same court appointed administrator(s) and uses a single mass of debts and receivables for all concerned entities. Concomitantly, on January 31, 2012 and on May 15, 2012, TEC and TEV terminated their respective concession contracts and returned the equipment respectively on November 23, 2012 and June 29, 2012.

Following the adoption of amendments to the relevant legal framework of concordato preventivo in summer 2012, a new CPG was filed on September 17, 2012 with La Spezia Civil Court and admitted on December 5, 2012. On July 17, 2013, the Court approved the CPG. This ruling could be appealed, but such appeal would not stay execution. The Group is currently studying the effects of the approval of the CPG.

The above described events did not have a material financial impact on the consolidated financial statements for the half-year ended 30, 2013.

22/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

4.2 Objectives

The Group confirms the amended objectives announced on the presentation of the 2012 financial statements, incorporating the new accounting standards imposing the equity-accounting of entities previously accounted for using proportionate consolidation and the faster than scheduled implementation of the divestiture program.

For the period 2012-2013, Veolia Environnement’s objectives are:

-

to sell €6 billion2 in assets, including the repayment of joint venture loans relating to divestures;

-

to reduce its net financial debt to between €8 billion and €9 billion and adjusted net financial debt (net of joint venture loans) to between €6 billion and €7 billion excluding the impact of foreign exchange fluctuations;

-

to adjust, given changes in the economic environment, gross cost reductions to €270 million in 2013 and net cost reductions to €170 million, including, due to the new accounting treatment of joint ventures, 80% in operating income; and

-

to pay a dividend in 2013 and 2014 of €0.70 per share, in respect of fiscal years 2012 and 2013 respectively.

After 2013, the Company aims, assuming an average economic environment, for:

-

organic revenue growth of over 3% per year;

-

growth in adjusted operating cash flow of over 5% per year;

-

a debt leverage ratio (adjusted net financial debt/(Operating cash flow before changes in working capital + principal payments on operating financial assets)) of around 3.0x +/-5%;

-

a payout ratio in line with the historical average.

For 2015, Veolia Environnement increased its net cost reduction target to €750 million, including, due to the new accounting treatment of joint ventures, 80% in operating income.

5. Risk factors

The forgoing are forward-looking statements that are by definition subject to uncertainty and may not be realized. See Item 3. “Risk Factors – Our Cost Savings and Transformation Plans May Fail to Generate the Expected Cost Savings and – We May Not be Able to Realize All of the Divestments that We are Hoping to Make. If We Do the Proceeds May be Lower than We Currently Expect” in our 20-F, filed with the SEC on April 12, 2013 for a description of certain factors that may cause these objectives not to be realized.

2    Including the debt reduction of €1.4 billion related to the change to equity accounting of Eaux de Berlin

23/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

6. Appendices to the Operating and Financial Review

6.1 Reconciliation of previously published and re-presented data for the half-year ended June 30, 2012

(€ million)	Half-year ended June 30, 2012, published	Restatement IFRS 5 (1)	Restatement IFRS 10 and 11	Restatement IFRS 19r	Half-year ended June 30, 2012, re-presented

Revenue	14,781	(4)	(3,329)		11,448
Adjusted operating cash flow	1,384	23	(401)		1,006
Operating income	523	47	(202)	5	373
Operating income after share of net income (loss) of equity-accounted entities (2)	523	38	(231)	5	335
Adjusted operating income (3)	631	15	(232)	5	419
Net Income (4)	153		4	5	162
Adjusted Net Income (4)	8	1	4	5	18
Gross Investments	1,348		(404)		944
Free Cash Flow	348		204		552
Net financial debt	14,693		(2,331)		12,362
Loans granted to joint ventures	-	-	3,648	-	3,648
Adjusted net financial debt	-	-	-	-	8,714

(1)

Water activities in Morocco, Berlin Water and Eolfi

(2)

Including the re-presented share of net income (loss) of joint ventures and associates for the half-year ended June 30, 2012

(3)

Including the re-presented share of adjusted net income (loss) of joint ventures and associates for the half-year ended June 30, 2012

(4)

Attributable to owners of the Company

6.2 Accounting definitions

•

GAAP (IFRS) indicators

Operating cash flow before changes in working capital, as presented in the Consolidated cash flow statement, is comprised of three components: operating cash flow from operating activities (referred to as “adjusted operating cash flow” and known in French as “capacité d’autofinancement opérationnelle”) consisting of operating income and expenses received and paid (“cash”), operating cash flow from financing activities including cash financial items relating to other financial income and expenses and operating cash flow from discontinued operations composed of cash operating and financial income and expense items classified in net income from discontinued operations pursuant to IFRS 5. Adjusted operating cash flow does not include the share attributable to equity-accounted entities.

The operating income margin is defined as operating income as a percentage of revenue from continuing operations.

Net finance costs represent the cost of gross debt, including related gains and losses on interest rate and currency hedges, less income on cash and cash equivalents.

Net income (loss) from discontinued operations is the total of income and expenses, net of tax, related to businesses divested or in the course of divestiture, in accordance with IFRS 5.

24/25

Veolia Environnement – Operating and Financial Review as of June 30, 2013

•

Non-GAAP indicators

In addition, the Group uses non-GAAP indicators for management purposes. These are relevant indicators of the Group’s operating and financial performance.

The new standards, IFRS 10, 11 and 12, have modified existing indicators or created new indicators that are described below:

-

Following application of the new standards, inter-company loans granted to joint ventures are no longer deducted from net financial debt. Non-eliminated inter-company loans are presented in the balance sheet in loans and financial receivables. As these loans and receivables are not included in the Group definition of Cash and cash equivalents and these joint ventures no longer generate strictly operating flows in the consolidated financial statements, the Group now uses in addition to net financial debt, the indicator adjusted net financial debt. Adjusted net financial debt is therefore equal to Net financial debt less loans and receivables to joint ventures.

-

Adjusted operating income is equal to net income after the share of adjusted net income (loss) of equity-accounted entities, adjusted to exclude the impact of goodwill impairment and certain special items. Special items include items such as gains and losses from asset disposals that substantially change the economics of one or more cash-generating units and restructuring costs. Special items also include significant impairment charges relating to assets other than goodwill. In general, we exclude impairment charges in respect of such assets as “special” items when they are large enough to significantly impact the economics of a cash-generating unit. Items may qualify as “special” even though they may have occurred in prior years or are likely to recur in subsequent years. Other “special” items may be non-recurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably to recur within two years and there was not a similar charge or gain within the two prior years.

The other indicators were not impacted by the new standards and are defined as follows:

-

The term “internal growth” (or “growth at constant consolidation scope and exchange rates”) includes growth resulting from:

•

 the expansion of an existing contract, primarily resulting from an increase in prices and/or volumes distributed or processed,

•

 new contracts, and

•

 the acquisition of operating assets allocated to a particular contract or project;

-

The term “external growth” includes growth through acquisitions (performed in the period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract;

-

The term “change at constant exchange rates” represents the change resulting from the application of exchange rates of the prior period to the current period, all other things being equal;

-

Net financial debt (NFD) represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt;

-

The financing rate is defined as the ratio of net finance costs (excluding fair value adjustments to instruments not qualifying for hedge accounting) to average monthly net financial debt for the period, including net finance costs of discontinued operations;

-

Adjusted net income attributable to owners of the Company is equal to net income attributable to owners of the Company adjusted to exclude goodwill impairment and certain special items. Special items include items such as gains and losses from asset disposals that substantially change the economics of one or more cash-generating units and restructuring costs. Special items also include significant impairment charges relating to assets other than goodwill. In general, we exclude impairment charges in respect of such assets as “special” items when they are large enough to significantly impact the economics of a cash-generating unit. Items may qualify as “special” even though they may have occurred in prior years or are likely to recur in subsequent years. Other “special” items may be nonrecurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably to recur within two years and there was not a similar charge or gain within the two prior years.

-

The adjusted operating cash flow margin is defined as the ratio of adjusted operating cash flow to revenue from continuing operations;

-

Free Cash Flow represents cash generated (sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital for operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures, (iv) the change in receivables and other financial assets, (v) net financial interest paid and (vi) tax paid;

-

The term net investment, as presented in the Statement of change in net financial debt, includes industrial investments net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investment net of financial divestitures (purchases of financial assets net of divestitures, including the net financial debt of companies entering or leaving the scope of consolidation), partial purchases net of sales resulting from transactions with non-controlling interests where there is no change in control, new operating financial assets and principal payments on operating financial assets. The net investment concept also takes into account issues of share capital by non-controlling interests.
The Group considers growth investments, which generate additional cash flows, separately from maintenance-related investments, which reflect the replacement of equipment and installations used by the Group.

25/25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2013

VEOLIA ENVIRONNEMENT
By:
Name: Magali del Santo